April 17, 2015

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Charlie Guidry
Robert Babula
Lisa Sellars

Re:	Tallgrass Energy GP, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed April 2, 2015
File No. 333-202258

Ladies and Gentlemen:

Set forth below are the responses of Tallgrass Energy GP, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 15, 2015, with respect to the above-captioned submission.

The Partnership is shortly hereafter filing its Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR in order to file certain of the remaining exhibits to the Registration Statement. For your convenience, five copies of the Amendment No. 2 to Registration Statement will be hand delivered to you to facilitate your review.

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Staff’s comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Unaudited Tallgrass Energy GP, LP Pro Forma Condensed Consolidated Financial Statements, page F-2

1.	Explain to us why the pro forma financial statements do not give effect to the issuance of 11.2 million common units by TEP in February 2015, or the acquisition of an additional 33.3% membership interest in Pony Express in March 2015.

Response: We acknowledge the Staff’s comment and respectfully submit that the pro forma financial statements provided do not give effect to the issuance of 11.2 million common units by TEP in the first quarter of 2015 or the acquisition of noncontrolling interests in Pony Express in March 2015 as adjustments for these transactions are not directly attributable to the TEGP offering. We also considered the requirements under Regulation S-X Article 11, noting that TEP gained control of Pony Express through its acquisition of the initial 33.3% membership interest in 2014 and had previously consolidated Pony Express in its historical financial statements for the year ended December 31, 2014. Accordingly, the acquisition of an additional 33.3% membership interest in Pony Express represents an acquisition of noncontrolling interest rather than an acquisition of a business. As a result, we do not believe that a pro forma adjustment under Article 11 would be appropriate. However, we do believe it is appropriate to reflect the Pony Express transaction and related financing in the Capitalization table provided on page 78 of the Registration Statement titled “TEP As Adjusted” to provide the investor a view of our capitalization as of December 31, 2014, which includes TEP historical results for the year ended December 31, 2014 as adjusted to give effect to the these transactions.

Securities and Exchange Commission

April 17, 2015

Furthermore, Pony Express was not placed into service until October 2014 and continues to ramp up its operations, volumes, and associated cash flow and earnings. As a result, we do not believe it is likely that Tallgrass Development would have agreed to an additional dropdown of Pony Express and the associated additional minimum quarterly preference payment in 2014 considering the substantial contribution that would have been required from Tallgrass Development to fund the minimum quarterly preference payment from Pony Express to TEP. We believe it would be misleading to imply either that Pony Express would have generated sufficient cash flow and earnings, or that Tallgrass Development would have funded the contribution required by the additional minimum quarterly preference payment.

2.	We note that you added TEGP Class B shares to the equity section of the pro forma consolidated balance sheet. Please explain to us why you have not attributed any value to the Class B shares.

Response: We acknowledge the Staff’s comment and respectfully submit that the Class B shares, which will be held by the Exchange Right Holders, represent non-participating securities. The Class B shares will not be entitled to receive distributions from the Partnership and do not represent an economic interest in the Partnership. Value will only be attributed to the Class B shares if, and when, they are combined with an equal number of Tallgrass Equity units and exchanged for an equivalent number of Class A shares, at which point the respective Class B share would be canceled. Furthermore, the voting rights of the Class B shares consist solely of protective rights and non-substantive voting rights in the Partnership. As a result, the Class B shares as issued have no attributed value. The 75% noncontrolling interest in Tallgrass Equity, which represents the economic interests in Tallgrass Equity held by the Exchange Right Holders, is reflected as noncontrolling interest at the Partnership level through the consolidation of Tallgrass Equity by the Partnership.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Securities and Exchange Commission

April 17, 2015

Very truly yours,

TALLGRASS ENERGY GP, LP

By:	TEGP Management, LLC,
its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President and Chief Financial Officer

Enclosures

cc:	Mollie Duckworth, Baker Botts L.L.P.
David Oelman, Vinson & Elkins L.L.P.
Sarah Morgan, Vinson & Elkins L.L.P.
George Rider, Tallgrass Energy GP, LP

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